UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated July 9, 2012.

Exhibit 99.1

Golar LNG: Sale of Nusantara Regas Satu to Golar LNG Partners LP

Golar LNG Limited ("Golar" or the "Company") announced today that it has entered into an agreement to sell the ownership interests in the companies that own and operate the floating storage and regasification unit ("FSRU") Nusantara Regas Satu ("NR Satu") (formerly Khannur) to Golar LNG Partners L.P. ("Golar LNG Partners") for a price of USD385 million. The transaction is subject to the satisfaction of certain closing conditions.

The Company expects to reinvest a significant part of the net proceeds received from the sale in new LNG carriers and FSRU's.

The Board believes that the transaction is a further testament to the strength and efficiency of the Golar group's corporate structure which allows monetisation of long term contracts whilst at the same time providing growth of Golar LNG Partners.

Hamilton, Bermuda

July 9 2012

Enquiries:

Golar Management Limited - + 44 207 063 7900

Stuart Buchanan

Brian Tienzo

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: July 9, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer